Exhibit 99.1

Evogene Announces $10 Million Equity Investment led by
ARK Investment Management, LLC

Rehovot, Israel – September 1, 2020 – Evogene Ltd. (NASDAQ: EVGN, TASE: EVGN.TA), a leading computational biology company focused on revolutionizing product discovery and development in multiple life-science based industries, including human health and agriculture, today announced that it has entered into a definitive agreement with ARK Investment Management, LLC (ARK Invest) and Alpha Capital Anstalt in connection with a registered direct offering of ordinary shares at a price per share of $1.70, for an aggregate cash consideration of $10 million. Of the aggregate investment amount, ARK Invest, a leading technology investment firm, specializing in thematic investing in disruptive innovation, will invest $7 million and Alpha Capital Anstalt will invest $3 million.

Evogene intends to use the net proceeds from the offering to further develop its and its subsidiaries' product pipelines, to further enhance and expand its computational predictive biology platform, and for working capital and general corporate purposes.

The offering is expected to close on or before September 3, 2020, subject to customary closing conditions.

The shares of common stock offered in the registered direct offering described above are being offered by Evogene pursuant to its shelf registration statement on Form F-3 (File No.333-240249) previously filed and declared effective by the Securities and Exchange Commission (the “SEC”) on August 10, 2020. The offering may be made only by means of a prospectus supplement and accompanying prospectus. A final prospectus supplement and accompanying prospectus relating to the offering will be filed with the SEC and will be available on the SEC’s website.

This press release is for informational purposes only and should not be construed as investment advice and does not constitute an offer to sell or the solicitation of an offer to buy these securities, nor will there be any sale of these securities in any state or other jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

About Evogene Ltd.:

Evogene (NASDAQ: EVGN, TASE: EVGN.TA) is a leading computational biology company focused on revolutionizing product discovery and development in multiple life-science based industries, including human health and agriculture, through the use of its broadly applicable Computational Predictive Biology (CPB) platform.  The CPB platform, incorporating a deep understanding of biology leveraged through the power of Big Data and Artificial Intelligence, has been designed to computationally discover and uniquely guide the development of life-science products based on microbes, small molecules and genetic elements.  Utilizing the CPB platform, Evogene and its subsidiaries are now advancing product pipelines for human microbiome-based therapeutics through Biomica Ltd., medical cannabis through Canonic Ltd., ag-biologicals through Lavie Bio Ltd., ag-chemicals through AgPlenus Ltd., and ag-solutions for castor oil production through Casterra Ltd.  For more information, please visit www.evogene.com

About ARK Invest:

Headquartered in New York City, ARK Investment Management LLC is a federally registered investment adviser with the U.S. Securities and Exchange Commission and privately held investment firm. Specializing in thematic investing in disruptive innovation, the firm is rooted in over 40 years of experience in identifying and investing in innovations that should change the way the world works. Through its open research process, ARK identifies companies that it believes are leading and benefiting from cross-sector innovations such as robotics, energy storage, DNA sequencing, artificial intelligence, and blockchain technology.

ARK's investment strategies include: Autonomous Technology and Robotics, Next Generation Internet, Genomic Revolution, Fintech Innovations, 3D Printing, Israel Innovative Technology, and the overall ARK Disruptive Innovation Strategy.  For more information, please visit www.ark-invest.com

 Forward Looking Statements:
This press release contains “forward-looking statements” relating to future events. These statements may be identified by words such as “may”, “could”, “expects”, “intends”, “anticipates”, “plans”, “believes”, “scheduled”, “estimates”, or words of similar meaning. For example, Evogene is using forward-looking statement in this press release when it discusses the intended use of proceeds and closing of the registered direct offering. Such statements are based on current expectations, estimates, projections and assumptions, describe opinions about future events, and involve certain risks and uncertainties which are difficult to predict and are not guarantees of future performance. Therefore, actual future results, performance or achievements of Evogene and its subsidiaries may differ materially from what is expressed or implied by such forward-looking statements due to a variety of factors, many of which are beyond the control of Evogene and its subsidiaries, including, without limitation, the global spread of COVID-19, or the Coronavirus, the various restrictions deriving therefrom and those risk factors contained in Evogene’s reports filed with the applicable securities authorities. In addition, Evogene and its subsidiaries rely, and expect to continue to rely, on third parties to conduct certain activities, such as their field-trials and pre-clinical studies, and if these third parties do not successfully carry out their contractual duties, comply with regulatory requirements or meet expected deadlines (including as a result of the effect of the Coronavirus), Evogene and its subsidiaries may experience significant delays in the conduct of their activities. Evogene and its subsidiaries disclaim any obligation or commitment to update these forward-looking statements to reflect future events or developments or changes in expectations, estimates, projections and assumptions.

Evogene Investor Contact:	US Investor Relations:
Rivka Neufeld Investor Relations E: IR@evogene.com T: +972-8-931-1940	Joseph Green Edison Group E: jgreen@edisongroup.com T: +1 646-653-7030
Laine Yonker Edison Group E: lyonker@edisongroup.com T: +1 646-653-7035